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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

     1. RADVision Ltd. Press Release dated April 3, 2001 re RADVISION's Data Collaboration Server (DCS) for Application Sharing Now Available as Windows NT(R)Application.



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                                                                          ITEM 1

Contact:

 Sandra Fathi
 Dir. Corp. Communications
 RADVISION
 Tel: 201.529.4300 x 301
 sfathi@radvision.com




                   RADVISION's Data Collaboration Server (DCS) for Application Sharing Now Available as Windows NT(R)Application

     DCS-30 ENHANCES MULTIPOINT VIDEOCONFERENCING COMMUNICATION BY ENABLING
                   TRANSPARENT T.120 DATA SHARING CAPABILITIES

Mahwah, New Jersey, April 3, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced the availability of the DCS-30 software for real-time data collaboration and application sharing for converged voice, video and data IP networks. The standalone DCS-30 application is designed to work with RADVISION's OnLANTM and viaIPSM multipoint conferencing units (MCU) and runs on any Microsoft(R) Windows NT Server.

RADVISION's DCS-30 allows videoconferencing participants to view diagrams, graphic presentations and slide lectures simultaneously with audio or video streams. Additional uses include text chats, whiteboard exchanges or rapid file transfers during a multipoint videoconference of three or more participants.

"We are constantly working to provide our customers with platforms for deploying enhanced IP-centric services for next generation communication networks," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION. "Our data collaboration software enables transparent multipoint data sharing between conference participants. It is the simplest application for end users to use for real-time collaboration."

The DCS-30 enables application sharing, using the T.120 data collaboration standard, for up to 30 conferencing participants. The DCS was initially developed as an embedded application for RADVISION's multifunction, chassis-based viaIP platform. The DCS-30 is now available as a standalone application to run on any NT Server. RADVISION is currently offering the standalone DCS-30 application free with every OnLAN-323 or viaIP MCU card purchased now until the end of June 2001. More information on this offer can be found at the company Web site at www.radvision.com.

                                    --more--


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About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.

                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.







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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: April 5, 2001